UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67528

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/25** AND ENDING **12/31/25**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **FCA Advisors, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1355 Myers Road

(No. and Street)

Brooksville	**FL**	**34602**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steven Knoop	**312 739 0100**	sknoop@fcaadvisors.net
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Mercurius & Associates LLP

(Name – if individual, state last, first, and middle name)

A-94, Wazirpur Industrial Area	New Delhi	India	110052
(Address)	(City)	(State)	(Zip Code)
2/10/2009		3223	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _Steven Knoop_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _FCA Advisors, Inc._____, as of _12/31_____, 2 _5_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CECILIA MCDOUGALD
Notary Public - State of Florida
Commission # HH 765281
My Comm. Expires Feb 8, 2030
Bonded through National Notary Assn.

Signature:

Title:
President

Cecilia McDougald
Cecilia McDougald
HH765281
Feb 8th 2030

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.


Report of the Independent Registered Public Accounting Firm

To the Members of FCA Advisors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of FCA Advisors, Inc. (the "Company") as of December 31, 2025, and the related statement of operations, changes in shareholders equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedule I (Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission), Schedule II (Computation for determination of reserve requirements pursuant to Rule 15c3-3) & (Computation for Determination of PAIB Reserve Requirements Pursuant to Rule 15c3-3), Schedule III (Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3) has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 2 240. 17a-5. In our opinion, the



supplemental information contained in Schedule I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercurius & Associates LLP

Mercurius & Associates LLP

We have served as the Company's Auditor since 2021.

New Delhi, India
March 30, 2026

FCA Advisors, Inc.
Statement of Financial Condition
December 31, 2025

ASSETS

Assets

Cash	$ 12,537
Total Cash and Equivalents	$ 12,537
Other Current Assets	1,412
Total Current Assets	$ 13,949
Total Assets	$ 13,949

LIABILITIES & EQUITY

Liabilities

Total Current Liabilities	$ 2,379
Total Liabilities	$ 2,379
Total Stockholders Equity	$ 11,570
Total Liabilities and Stockholders Equity	$ 13,949

The accompanying notes are an integral part of these statements.

FCA ADVISORS, INC.
Notes to Financial Statements
December 31, 2025

Note 1: Organization and Nature of Business
The Company was formed on January 18, 2005, as a corporation under the laws of the State of Illinois Act. On October 29, 2024 the Company moved its incorporation to the State of Florida.

The terms of the Company are perpetual unless and until dissolved in accordance with the provision of the member's operating agreement.

The Company is registered as a non-clearing broker/dealer with the Securities and Exchange Commission (SEC) and was approved as a member of the National Association of SecuritiesDealers, Inc. (NASD), later known as the Financial Industry Regulatory Authority, Inc. (FINRA), in July 2007.

The Company was formed for the purpose of assisting in the private placement of securities, along with other securities business activities, such as mergers, acquisitions and other corporate reorganization transactions, including financial advisory services.

The Company is wholly owned by Steven Knoop.

Note 2: Summary of Significant Accounting Practices
A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

Accrual basis of accounting. The Company uses the accrual basis of accounting.

Property and equipment. Property and equipment items are stated at cost and are depreciated over their estimated useful lives using the straight-line depreciation method.

Income taxes. The Company has elected to be treated as a subchapter S corporation for income tax purposes. Generally, any taxable income of a subchapter S corporation flows through to the shareholder and is reported on personal income tax returns.

Statement of cash flows. For the purposes of the statement of cash flows, the Company considers only bank and money market accounts to be cash equivalents.

Accounts Receivable: Accounts Receivables are stated at face amount net of any allowance for doubtful accounts for possible uncollectible amounts. As of December 31, 2025, there were no Accounts Receivables.

Revenue recognition: Fees are earned in accordance with terms of the executed contract agreement, typically fixed dollar or percentage of purchase price of closed transaction.Fixed dollar fees are recognized when all conditions are met in accordance with FASB Codification 606 (ASC 606).

Lease Accounting Pronouncements:

The Financial Accounting Standards Board issued *ASU2016-02 Leases*, and several amendments (collectively "ASU2016-2"), which requires leases to recognize assets and liabilities arising from operating leases on the statement of financial condition.

The Company is not a party to any lease agreements.

Note 3: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Under this rule, the company is required to maintain "net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2025,the Company had excess net capital requirements of $5,158. The net capital rule may effectively restrict the payment of shareholder capital withdrawals.

Note 4: Employee Benefit Plan

The Company maintains a SEP IRA profit-sharing plan for all eligible employees. Employees are eligible to participate in the plan if they are 21 years of age, employed as regular full-time employees, and have completed 30 days of service. No contributions were made for the year ended December 31, 2025.

Note 5: Risk Concentration:

The Company had no revenue for the year ending December 31, 2025. The Company's cash is held in one financial institution. The Company has been in existence since 2005, serving a wide variety of clients. It is operated by an individual with over 45 years of experience in the industry.